June 5, 2006
                                                          Via Fax 202-942-9544




Mr. Mark P. Shuman
Securities and Exchange Commission
450 5th Street NW
Washington, DC  20547

Re:      Alanco Technologies, Inc.
         CIK 0000098618
         File #333-131140 - S-3 Registration Statement
         Filed January 19, 2006

Dear Mr. Shuman:

With regard to the above-referenced filing, we have completed the review process with the SEC Accounting staff.

We hereby request acceleration of this S-3 Registration Statement to be effective on June 7, 2006, by 9:30 a.m. EDT or as soon as possible thereafter.

Thank you for your assistance.

Very truly yours,

/s/ Adele L. Mackintosh

Adele L. Mackintosh
Corporate Secretary
480-607-1010, Ext. 857